SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 2nd, 2003

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom’s presentation to financial analysts of 1st half 2003 results.

September 1st, 2003

H1 2003 Results

CAUTIONARY STATEMENT

This presentation contains, in particular in the sections H1 2003 highlights, business segment analysis revenue analysis and conclusion, forward-looking statements about France Telecom. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the announced FT 2005 plan, including the “15 + 15 + 15” plan and the TOP and Top Line programs, France Telecom’s other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuations and market regulatory factors. More detailed information on the potential factors that could affect the financial results of France Télécom is contained in the Document de référence submitted to the COB on March 21, 2003 and in its filing on Form 20-F with the U.S. Securities and Exchange Commission on the same date. The forward-looking statements contained in this document speak only as of the date of this presentation and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This presentation contains certain measures calculated based on French GAAP information. For a definition of these measures, please refer to slide n°45. In accordance with market authorities’ recommendations, France Telecom is not using anymore the acronym “EBITDA” for Operating income before depreciation, but the French acronym “REAA”.

Note: consolidated financial statements for the six months ended June 30, 2003 have been subject to a limited review

Agenda

➢ H1	2003 Highlights

➢ Analysis	of H1 2003 results

➢ Conclusion

H1 2003 Highlights

Quicker and better than expected

H1 2003: Key achievements

TOP program: ahead of targets

Refinancing / Re-capitalization completed

Eur 2.7bn disposals achieved*

Growth initiatives “Top-Line” program launched

Current Income** up 86.8%

Net Income of EUR2.5bn reported for H1 2003

EUR18.7bn decrease in net debt in 6 months

FT 2005 fondations in place

* Including Wind proceeds; ** Current Income from Integrated Companies

H1 2003: Quick return to profitability

H1 2003: Quick return to profitability

TOP program: Ahead of targets

"Top-Line" program launched

Successful Refinancing Program

Pro forma revenue growth accelerating
Q1: +3.3%, Q2: +4.4% ==> H1: + 3.9%

REAA** +24.7%*, Operating income +46.1%*
REAA minus CAPEX + 69.6% in H1

Sharp increase in current income* 2.27 Bn Euros, +86.8%**

Positive Net Income: 2.5 Bn Euros

Strong Decrease in Net Debt : 49.3 Bn Euros** (- 18.7 Bn vs Dec 2002)**

* On a pro forma basis (same perimeter in 2002 and excluding forex, REAA +23.5% and Op Profit +46.0% on actual basis)
** See glossary,***: Current Income from Integrated Companies **** Excluding Wind disposal

6

H1 2003: TOP Program ahead of targets

REAA-CAPEX improvement

H1 2003: TOP Program ahead of targets

REAA-CAPEX improvement

Euros in millions
+69.6%
3,650
Q2
1,977
Q1
1,673
3,729
Q2
1,815
Q1
1,914
345
Q2
487
Q1
578
Q2
334
Q1
485
Q2
365
Q1
6,323
Q2
3,223
Q1
3,100
H1 02
H1 02 Proforma
Opex gain
Capex gain
Revenue gain
H1 03

Improved performance quarter after quarter

7

H1 2003: “Top-Line” program launched

H1 2003: "Top-Line" program launched

Secure	Accelerate
Fixed line France: stabilize ARPU	New broadband services
Wanadoo: Develop ADSL	Services to corporate
Orange: Grow ARPU	Fixed-Mobile-Internet Interoperability-cooperation
International: Improve & rationalize	

Partnerships

Innovation

Aiming at the upper range of +3 to +5% pro forma revenue growth targets beyond 2003

8

H1 2003: Successful Refinancing Program

H1 2003: Successful Refinancing Program

Net Debt (Bn Euros)
Net Debt / REAA ratio
5.2
5.1
4.6
2.9
63,423
69,696
68,019
49,329
2001
H1 2002
2002
H1 2003

- 14 Bn euros debt refinancing program

  Debt maturity schedule *
  - 2003: 9.2 Bn euros
  - 2004: 9.5 Bn euros
  - 2005: 9.4 Bn euros
  - 2006: 4.2 Bn euros
  - 2007 - 2033: 26.6 Bn euros

  Average debt maturity: 6.24 years

- Highly successful 15Bn euros capital increase

Year end 2003 Net Debt/REAA target already achieved in H1 2003, on track for further debt ratios improvement

9

H1 2003: Group Key Figures

(Actual figures)

Euros in millions	H1 2002	H1 2003	H103/H102 % chg	Proforma % chg
Revenues	22,472	22,852	+1.7%	+3.9%
REAA	6,870	8,485	+23.5%	+24.7%
REAA margins	30.6%	37.1%
Operating Income	3,182	4,645	+46.0%	+46.1%
Operating Income margins	14.2%	20.3%
Current Income from Integrated companies	1,215	2,270	+86.8%
Net Income	-12,176	2,522

Strong performance ahead of expectations down to the bottom line

H1 2003: Group key figures

(Actual figures)

Euros in millions	H1 2002	H1 2003	H103/H102 % chg	Proforma % chg
CAPEX*	3,221	2,162	-32.9%	-29.7%
As % of revenues	14.3%	9.4%
REAA minus CAPEX*	3,649	6,323	73.3%	+69.6%
Free Cash Flow ** (available to retire debt and excluding disposals)	-2,378	2,012

	12/2002	6/2003
Net Debt	68,019	49,329	-27.5%

*	excl. Mobile licenses
**:	See glossary

Net debt reduced by nearly 19 Bn Euros in 6 months

Analysis of H1 2003 results

➢	New Segment Presentation

➢	Business segment analysis

➢	Consolidated accounts

Analysis of H1 2003 results

➢    New Segment Presentation

➢    Business segment analysis

➢    Consolidated accounts

H1 2003: new segment presentation

H1 2003: new segment presentation

Previous segments
Current segments
Orange
Wanadoo
Fixed Line, Voice & Data Services in France
Fixed Line, Voice & Data Serv. outside France
Orange
Wanadoo
Fixed-line, Distribution, Networks, Large Customers and Operators
Equant
TP Group
Other International
Now also includes International Long Distance networks and International Broadcast and Satellites
Other International activities incl. Mobile activities not contributed to Orange

6 segments instead of 4: towards more transparency

14

Analysis of H1 2003 results

➢    New Segment Presentation

➢    Business segment analysis

➢    Consolidated accounts

H1 2003: Business Segment Analysis

Euros in millions	Revenues	H103/H102 pro forma change	REAA	H103/H102 pro forma change
Orange	8,615	9.4%	3,268	42.8%
Fixed-line, Distribution, Networks, Large Customers and Operators	10,916	-2.1%	3,687	10.2%

Wanadoo	1,227	30.8%	109	ns
Equant	1,341	0.4%	144	126.4%
TP Group	2,123	3.0%	956	9.1%
Other International	854	3.9%	292	48.6%
Eliminations and others items	-2,224
Total Group (Consolidated)	22,852	3.9%	8,485	24.7%

Strong Momentum in Operational Performance

H1 2003: Business Segment Analysis

Euros in millions	Operating Income	H103/H102 pro forma change	REAA minus CAPEX	H103/H102 pro forma change
Orange	2,086	67.5%	2,342	161.4%
Fixed-line, Distribution,
Networks, Large Customers	2,039	19.8%	3,061	32.5%
and Operators
Wanadoo	60	ns	72	ns
Equant	-85	47.9%	8	ns
TP Group	455	10.50%	607	9.7%
Other International	133	ns	195	126.5%
Eliminations and others items	-43
Total Group	4,645	46.1%	6,323	69.6%

Surge in REAA minus Capex

Orange: key operation figures*

A continuing improvement in REAA – CAPEX

Orange: key operating figures*

A continuing improvement in REAA - CAPEX

Euros in millions
REAA
Op Income
REAA - CAPEX
2,288
1,245
896
3,268
+42.8%
2,086
+67.5%
2,342
+161.4%
H1 2002
H1 2003

* Pro forma figures

Orange has benefited from TOP implementation

18

Orange: H1 Initiatives

➢	Handset strategy

— 58,000 SPVs sold in France and UK by June 2003

➢	WiFi contracts signed

— Accor: 1,300 hotels, Air France: all 57 lounges

— Target of over 500 sites end 2003, over 2000 sites end 2004

➢	Network rollout

— Villes Orange (Toulouse and Lille) on track for 3G tests in H2 03

➢	New tariffs and offers to boost usage and ARPU

— “Orange Pro”: aimed to focus on high added value customers

— prepay tariffs increased in both France and the UK

— “Orange Sans Limite”: 776,000 subscribers at the end of June 2003

Preparing for future growth

19

Orange: H2 objectives and highlights

➢	Focus on fixed to mobile cooperation and Wifi

— A catalyst for data take up, brand image and customer retention

➢	Higher SAC and SRC in H2 2003

— A good balance between profitability and growth

➢	Full year guidance reiterated

— High single digit contributive pro forma revenue growth targets for 2003

— REAA over EUR 6.3Bn euros

— CAPEX* around EUR 2.4 BN

— Targeted Full year Net Debt** below 1.3 Bn euros

* : See glossary

** : Excluding vendor financing

Profitable growth for Orange

20

Fixed-line, Distribution, Networks, Large Customers and Operations: key operating figures*

REAA improved by 341 Mn euros

Fixed-line, Distribution, Networks, Large Customers and Operators: key operating figures*

REAA improved by 341 Mn euros

Euros in millions
REAA
Op. Income
REAA - CAPEX
3,346
1,703
2,310
3,687
+10.2%
2,039
+19.8%
3,061
+32.5%
H1 2002
H1 2003

* Pro forma figures

A major upturn in profitability, Fixed-line is contributing again to profit growth

21

Fixed-line, Distribution, Networks, Large Customers and Operators:

Fixed-line, Distribution, Networks, Large Customers and Operators:

*Market Share**

Local
96,8%
86,0%
82,7%
82,0%
80,9%
79,1%
77,8%
LD
64,6%
63,7%
63,8%
64,5%
64,3%
63,3%
63,3%
Dec 01
Mar 02
June 02
Sept 02
Dec 02
Mar 03
June 03

*FT group ADSL revenue contribution***

Euros in millions
69
90
106
130
157
185
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003

** : computation based on traffic interconnected with France Telecom network*

***: Mass market and SMEs*

Inflexion in revenue trends now achievable

22

Fixed-line, Distribution, Networks, Large Customers and Operator:

Strong benefits from TOP program

➢	Segment contribution in H1 OPEX* reduction: 47 Mm euros (57% of total gains)

–	Significant decrease of payment to carriers and external charges

➢	CAPEX* reduced by 39.6%

–	Strong reduction of maintenance CAPEX thanks to network management optimization

–	ADSL CAPEX up 22%

New growth dynamic

➢	Inflexion in domestic fixed-Line revenue trends now achievable thanks to

–	Acceleration of broadband (ADSL, WiFi,...)

–	Resilience of access revenue

–	Calling revenues under control (31% of customers with packages)

➢	Strong potential of Data Transmission

* see glossary

Changing fixed-line status through TOP and “Top-Line” program

23

Fixed-line, Distribution, Networks, Large Customers and Operators: A proactive marketing approach

Defend ⟷ Innovate

Increase loyalty
- Pricing: Fixed-to-Mobile, Calling plans, Prepaid cards
- Espace Client*
- Bonus Heures France*

Maintain revenues
- Annonce Nouveau N°*
- Installation charges
- On site maintenance fees

Stimulate minutes of use
- 3 unlimited Nbr.
- PCV France*
- Single price calling
- DUO*
- Unlimited Nbr. 17/19

New services
- New handsets and Fixed-line SMS adapters
- Fixed-line SMS
- Call transfer with voice recognition
- SDSL
- Gigabit Ethernet
- Satellite Internet Access
- Clic to Contact

* Trademark by France Telecom

Q1 Q2

24

Fixed-line, Distribution, Networks, Large Customers and Operators: H2 objectives and highlights:

➢	Continuous efforts to improve services

–	Keeping strong momentum on broadband
–	Continue to develop new packages for voice telephony
–	SMS on fixed line to be developed with new handsets
–	IP-VPN offers for corporate and SME

➢	Full year guidance

–	Broadband acceleration: over 3m ADSL lines and EUR 800m ADSL revenues
–	Toward inflexion point for revenues growth
–	Capex up in H2 but REAA-Capex improvement to continue

Better margins and improved revenue growth over the full year

25

Wanadoo: key operating figures*

Keeping momentum

Wanadoo: key operating figures*

Keeping momentum

Euros in millions
REAA
Op. Income
REAA - CAPEX
12
-28
-33
109
60
72
H1 2002
H1 2003

** Pro forma figures*

- **Main H1 initiatives**
  - Top Line
    - New Narrowband offers
    - WiFi product launch in May
    - Success of Internet Directories Offers
  - Top Program
    - Optimization of customer care services
    - Sales and distribution process strongly improved in France and in the UK
- **H2 objectives and highlights**
  - Wanadoo will support group's Wifi initiatives
  - Wanadoo maintains its revenues, REAA and capex guidance

Narrowband and Broadband combined development

26

Equant: key operating figures*

Turnaround under way

Equant: key operating figures*

Turnaround under way

Euros in millions
REAA
Op. Income
REAA - CAPEX
64
-163
-95
144
-85
8
H1 2002
H1 2003

* *Pro forma figures*

- **Main H1 initiatives**
  - Top Line
    - Introduction of GPRS and Video over IP in product portfolio
    - Improvement on Direct Network and Integration services
  - TOP Program
    - Significant reduction of access and maintenance costs
    - Improvement of process
- **H2 objectives**
  - Equant confirms FY 2003 guidance of flat revenues and significant increase in REAA

Significant benefits coming from cost reduction plan

27

TP Group: key operating figures*

Margin improvements

TP Group: key operating figures*

Margin improvements

Euros in millions
REAA
Op. Income
REAA - CAPEX
876
412
554
956
+9.1%
455
+10.5%
607
+9.7%
H1 2002
H1 2003

* Pro forma figures

- **Main H1 initiatives**
  - Top Line
    - Fixed Line revenue erosion contained, market share gain
    - Improvement in Mobile Market share and customer base
  - TOP Program
    - Reduction of OPEX (suppliers, consulting fees)
- **H2 objectives**
  - Confirmed full year Guidance
    - Revenue growth: + 3 to + 5 %
    - REAA margin above >42%
    - CAPEX below PLN 4.5 Bn

Resilience of fixed line and growth for mobile yield strong Operating performance

28

Other International: key operating figures*

Increased profitability

Other International: key operating figures*

Increased profitability

Euros in millions
REAA
Op. Income
REAA - CAPEX
196
42
86
292
+48.6%
133
+126.5%
195
H1 2002
H1 2003

* Pro forma figures

- H1 highlights
  - significant changes in perimeter
    - Egypt activities transferred to Orange in July 2002
    - FTML network transferred to Lebanese government in August 2002
    - Casema sold in January 2003
  - Strong revenue growth for Uni2
  - Improved profitability of fixed business (Spain, Ivory Cost, Salvador,...)
- H2 objectives
  - Maintain strong profitability and improved Working Capital Requirement

TOP brings benefits throughout the group

29

Analysis of H1 2003 results

➢    Group key figures

➢    Business segment analysis

➢    Consolidated accounts

From revenues to Operating Income

Euros in millions	H1 2002	H1 2003	% change	Proforma % chg
Revenues	22,472	22,852	+ 1.7%	+3.9%
Personnel Costs	-4,994	-4,810	-3.7%	-1.6%
Non Personnel Costs and others	-10,608	-9,557	-9.9%	-7.3%
REAA	6,870	8,485	+ 23.5%	+ 24.7%
as a % of revenues	30.6%	37.1%
D & A	-3,595	-3,751	+4.3%	+ 6.3%
Amortization of actuarial adjustments in Early Retirement Plan	-93	-89
Operating Income	3,182	4,645	+ 46%	+ 46.1%

Cost control continues to fuel margin increase

From Operating Income to Current Income from integrated companies

Euros in millions	H1 2002	H1 2003
Operating Income	3,182	4,645
Interest expenses, net excl. “TDIRA”	- 1,754	-2,052
Accrued “TDIRA” interest expenses		-140
Foreign exchange gain (loss), net	- 87	-83
Discounting of early retirement plan	- 126	-100
Current Income from integrated companies	1,215	2,270

Current income up 86.8%

From Current Income from integrated companies to net income

Euros in millions	H1 2002	H1 2003
Current Income from integrated companies	1,215	2,270
Other non-operating income / (expenses), net	- 9,339	-370
Income taxes	- 2,296	3,231
Employees Profit Sharing	-51	-75
Net Income from Integrated Companies	-10,471	5,056
Equity in net income of affiliates	-163	-111
Goodwill amortization	- 1,466	- 850
Exceptional Goodwill amortization	0	- 1,041
Net Income before minority interests	-12,100	3,054
Minority interest	- 76	-532
Net income Group Share	-12,176	2,522

Starting H1 2003, FT is back to net profits

Non-operating income

Euros in millions	H1 2003
Total non operating income	-370
Of which:
Wind	270
Put on TPSA shares	-256
Orange restructuring costs	-109
Equant restructuring costs	-96
Impact of bonds buyback	-97

Strong reduction of exceptionnals charges (-EUR9.3bn in H1 2002)

Forex impact

Impact on H1 2002 proforma

Euros in millions	H1 2003
Revenues	-1,117
REAA	-305
Operating income	-88

Smaller impact on Operating income

Income taxes

Euros in millions	H1 2002	H1 2003
France Telecom SA tax group	-1,787	1,100
Of which deferred tax for the period	3,992	0
Of which deferred tax allowance and discounting allowance	-5,792	1,100
Orange SA tax group	-275	2,192
Of Which Orange Reorganization impact	—	2,206
Wanadoo SA tax group	-28	317
Other subsidiaries in and outside France	-206	-378
Total taxes	-2,296	3,231

Cash tax impact for H1 2003 euros: EUR 226m

Financing in H1 2003

Euros in billions	H1 2002	H1 2003
Funds from operations	4,025	4,534
Change in working capital requirement	789	-60
Net cash provided by operating activities	4,814	4,474
Net cash used in investing activities	-7,103	-4,007
ow increase of treasury “SICAV”	—	2,744
ow Proceeds from sale of investment securities	-89	-1,199
Free Cash Flow	-2,378	2,012
Changes in scope of consolidation, exchange rates, dividend paid and others	3,984	15,479
ow capital increase	—	14,852
ow effect of changes
in scope of consolidation	-3,579	-4
Change in net debt	-6,273	18,690

Net Debt reduced by euros 18.7 Bn in H1 2003

Net Debt

Strong deleveraging on all fronts

Net Debt

Strong deleveraging on all fronts

Euros in millions
68,019
-14,852
-2,012
-1,199
- 1,338
711
49,329
Cash Collateral : 1,096 Mm€
Wind proceed: 1.5Bn€
Dec 2002
Capital Increase
Free Cash Flow
Net Disposals
Forex Impact
Others
June 2003

Debt/REAA ratio already below 3 end of H1

38

Change in working capital analysis

Gain on receivable and stocks, negative impact on payables

Euros in millions	H1 2002	H1 2003
Impact of change in Inventories	76	182
Impact of change in Trade Accounts Receivable	24	383
Impact of change in Trade Accounts Payable	-422	-620
Impact of change in Other creditors and debtors	—	-5
impact of Carry back	1,111	—
Total improvement in working capital	789	-60

Excluding Carry back, better performance in H1 2003

Balance Sheet Highlights

Balance Sheet Highlights

Euros in billions

	H1 2003	2002
Long Term Assets	86.307	92,740
of which goodwill	24.355	27,675
Currents Assets	19.976	13,847
of which Cash and cash equivalent	6.760	2,819
of which marketable securities	2.808	45

	H1 2003	2002
Shareholders' equity	4.652	-9,951
Minority interests	9,630	9,780
Long term liabilities	51,784	61,876
of which financial long term debt	43,723	46,898
Current liabilities	34,144	44,882
of which financial current debt	15,174	23,985

63,423
69,696
68,019
49,329
2001
H1 2002
2002
H1 2003

Net debt: euros 49,329 Bn Euros

40

Balance Sheet Highlights

Euros in millions
Consolidated shareholder’s equity at December 31, 2002	-9,951
H1 2003 net gain	2,522
Movements in capital	14,852
Translation adjustment	-2,764
Other movements	-7
Consolidated shareholder’s Equity at June 30, 2003	4,652

Parent Company Shareholder’s Equity Positive: euros 21.9 Bn

Conclusion

2003 guidance

2003 guidance

+3 to+5% revenue growth pro forma

Over Eur 16.8bn REAA

Over EUR 9.2bn Op Income

Capex between EUR 5.5 and 6bn

Over Euro 4bn* to reduce Debt in 2003

Improvement Of Debt/REAA Ratio confirmed

* Excluding disposals (EUR 2.7 bn in H1 including Wind proceeds in July)

43

H1 achievements have built a stronger company

H1 achievements have built a stronger company

"15 Bn" refinancing : Achieved

"15bn" capital increase : Achieved

TOP in H1 Above targets

3x15 Program Is a success

Upturn in Profitability For fixed line in France

Balancing growth and profitability at Orange

Keeping strong Momentum for Wanadoo

Turnaround At Equant, Improvements At TPSA

Operational Excellence underway

Top-Line program launched, Cooperation and innovation Will leverage standalone businesses

Accelerated Growth momentum

Faster than expected return to profits

Strong Deleveraging And ratings improvements

Earlier Distribution Envisaged

Benefits For all stakeholders

44

Glossary

➢	Contributive Consolidated Revenues: consolidated revenues excluding intra-group transactions
➢	Pro forma figures: figures of the preceding period adjusted to reflect the same scope of consolidation and exchange rates as in the current period
➢	REAA : Operating income before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan
➢	Capex : acquisitions of intangible and tangible assets, excluding GSM and UMTS licenses
➢	Opex: operating charges before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan
➢	FCF (Free Cash Flow): net cash provided by operating activities, less net cash used in investing activities
➢	DSO: Days of Sales Outstanding
➢	ARPU: Mobiles network revenues for the previous twelve months
Mobiles weighted average customer base for the 12 month period Network revenues include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services. The mobiles weighted average customer base for the 12 months period is the average of the monthly average customer bases (calculated as the sum of the opening and closing customer bases for the month divided by two). ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French mobile network operators for voice calls from their networks that terminate on Orange France’s mainland network as in some other markets, in particular the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.
➢	Free Cash Flow: does not take into account investment of cash received from capital increase on short term marketable securities.

Appendix

Equity in net income of affiliates

Euros in millions	H1 2002	H1 2003
TP Group (consolidated from April 1st)	-5	—
Eutelsat	60	24
BITCO / TA Orange Company	-51	-36
Wind	-154	-70
Others	-13	-29
Total	-163	-111

Recurrent Goodwill amortization

Euros in millions	H1 2002	H1 2003
Orange	-677	-617
Equant	-262	-17
Wanadoo	-126	-134
Others	-401	-82
Total	-1,466	-850

Minority interests

Euros in millions	H1 2002	H1 2003
Orange	-114	-519
Wanadoo	41	109
Equant	58	18
TPgroup	-12	-75
Others	-49	-65
Total	-76	-532

Forex exposure

H1 2003 revenue breakdown by currencies

H1 2003 Net Debt breakdown by currencies

Forex exposure

H1 2003 revenue breakdown by currencies

Other
5%
GBP
13%
USD
7%
PLN
9%
EUR
66%

-10% av drop in non Euro Currencies Has an Impact of...

- -3.1% on group REVENUE
- -2.6% on group REAA
- -1.8% on group Operating Income
- -2.0% on group REAA - CAPEX

H1 2003 Net Debt breakdown by currencies

Euros in millions	FT SA	Orange	TP Group	Others	Total
EUR	41,171	232	320	233	41 956
USD	863	224	39	(384)	742
GBP	263	2,087		(30)	2,320
PLN	174		2,766	(3)	2, 937
Others	1,274	87		13	1,374
Total	43,745	2,630	3,125	(171)	49,329

50

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: September 2nd, 2003	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information